UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number:  001-33283

EUROSEAS LTD.
(Translation of registrant’s name into English)

Aethrion Center 40 Ag. Konstantinou Street 151 24 Maroussi, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release issued by Euroseas Ltd. (the “Company”) on February 17, 2009 that the Company Declares Quarterly Dividend and Sets Date for the Release of Fourth Quarter 2008 Results, Conference Call and Webcast and Announces Acquisition of a Panamax Vessel and Sale of Handysize Vessel.

EXHIBIT 1

Euroseas Ltd. Declares Quarterly Dividend and Sets Date for the Release of Fourth Quarter 2008 Results, Conference Call and Webcast.

Announces Acquisition of a Panamax Vessel and Sale of Handysize Vessel.

Maroussi, Athens, Greece - February 17, 2009 - Euroseas Ltd., (NASDAQ:ESEA) an owner and operator of drybulk carriers and container vessels and provider of seaborne transportation for dry bulk and containerized cargoes, made today several announcements as follows:

Fleet Expansion and Renewal:

Euroseas announced today, that it signed a memorandum of agreement to acquire charter free the M/V Glorious Wind, a Panamax drybulk carrier of 72,119 dwt built in 1997 in Japan, for approximately $18.4 million. The vessel is expected to be delivered to the Company within the first week of March 2009.

Furthermore, the Company announced that it sold and delivered to her new owners the M/V Nikolaos P, a 34,780 dwt 1984 built Handysize drybulk carrier, one of the smallest and oldest vessels in the Company’s fleet, for $2.4 million.

Dividend Declaration for the Fourth Quarter 2008:

The Company’s Board of Directors has declared a dividend of $0.10 per common share for the fourth quarter of 2008. The dividend is payable on March 20, 2009 to all shareholders of record as of March 12, 2009. This is the 14th consecutive quarterly dividend since the company accessed the capital markets in August 2005.

Aristides Pittas, Chairman and CEO of Euroseas commented: “Taking advantage of the current market conditions, we are pleased to continue our fleet renewal and expansion program by announcing the purchase of a 1997 built Panamax bulker with the simultaneous sale of our oldest bulker built in 1984. The total capital expenditure for these two transactions will be $16 million as compared to about $50 million if we did the same transactions only five months ago.

In this market we have to be particularly prudent and alert so that we can maximize the benefit for our shareholders for the long term. While we have to deal with a challenging market environment, we believe that there will be unique investment opportunities in the near and medium term. We are confident that our strong balance sheet and our cost effective operations will enable us to renew and expand our fleet at opportune times properly positioning our company to benefit from an eventual market turnaround.

In this context, our Board declared a quarterly dividend of $0.10 per share which represents a yield of about 8.6% on our current stock price. The declaration of the dividend signifies our ability and intention to continue paying healthy dividends alongside our fleet renewal and expansion program.”

Date for Earnings Release, Conference Call and Webcast:

The Company also announced today that it will release its fourth quarter and full year results for the period ended December 31, 2008, on Monday, February 23, 2009, after the market closes in New York.  The following day, Tuesday, February 24, 2009, at 10:30 am EST, the Company's management will host a conference call and webcast to discuss the results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 866 819 7111 (from the US), 0800 953 0329 (from the UK) or +44 (0)1452 542 301 (international standard dial in). Please quote "Euroseas."

A recording of the conference call will be available until March 3, 2009, by dialing 1 866 247 4222 (from the US), 0800 953 1533 (from the UK) or +44 (0)1452 550 000 (international standard dial in). Access Code: 6973591#

Audio Webcast - Slides Presentation:

There will be a live and then archived audio webcast of the conference call, via the internet through the Euroseas website (www.euroseas.gr). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation on the fourth quarter and full year results for the period ended December 31, 2008 will also be available in PDF format 30 minutes prior to the conference call and webcast accessible on the company's website (www.euroseas.gr) on the webcast page. Participants to the webcast can download the PDF presentation.

Fleet Profile:

Euroseas Ltd. fleet profile after taking delivery of M/V GLORIOUS WIND will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Dry Bulk Vessels
GLORIOUS WIND (to be renamed)	Panamax	72,119		1997	Spot	Spot
IRINI (*)	Panamax	69,734		1988	Baumarine Pool
ARISTIDES N.P.	Panamax	69,268		1993	Spot
MONICA P (**)	Handymax	46,667		1998	Bulkhandling Pool
GREGOS	Handysize	38,691		1984	Spot
Total Dry Bulk Vessels	5	296,479

Multipurpose Dry Cargo Vessels
TASMAN TRADER	1	22,568	950	1990	TC ‘til Mar-12	$9,500 ‘til Dec-10, $9,000 ‘til Mar-12
Container Carriers
MAERSK NOUMEA	Intermediate	34,677	2,556	2001	TC ‘til Aug-11 (3 annual options ’til Aug-14)	$16,800 ‘til Aug 11 $18,735 ‘til Aug 12 $19,240 ‘til Aug 13 $19,750 ‘til Aug 14
TIGER BRIDGE	Intermediate	31,627	2,228	1990	TC ‘til Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	Open
DESPINA P	Handy size	33,667	1,932	1990	Open
OEL INTEGRITY (ex-JONATHAN P)	Handy size	33,667	1,932	1990	TC ‘til Mar-09	$16,500
OEL TRANSWORLD (ex-CLAN GLADIATOR)	Handy size	30,007	1,742	1992	TC ‘til Oct-09 ‘til Oct-10 (owner’s option)	$12,000 $10,000 (owner’s option)
YM XINGANG I	Handy size	23,596	1,599	1993	TC ‘til Jul-09	$26,650
MANOLIS P	Handy size	20,346	1,452	1995	TC ‘til Oct-09	$15,800
NINOS (ex-YM QINGDAO I)	Feeder	18,253	1,169	1990	TC ‘til Apr-10	$8,060
KUO HSIUNG	Feeder	18,154	1,169	1993	Open
Total Container Carriers	10	273,687	17,877
Fleet Grand Total	16	592,734	18,827

 (*) "IRINI" is employed in the Baumarine spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

(**) “Monica P” is employed in the Bulkhandling spot pool that is managed by Klaveness, a major global charterer in the dry bulk area.

About Euroseas Ltd.

Euroseas Ltd. was formed on May 5, 2005 under the laws of the Republic of the Marshall Islands to consolidate the ship owning interests of the Pittas family of Athens, Greece, which has been in the shipping business over the past 136 years. Euroseas trades on the NASDAQ Global Market under the ticker ESEA.

Euroseas operates in the dry cargo, drybulk and container shipping markets. Euroseas` operations are managed by Eurobulk Ltd., an ISO 9001:2000 certified affiliated ship management company, which is responsible for the day-to-day commercial and technical management and operations of the vessels. Euroseas employs its vessels on spot and period charters and through pool arrangements.

The Company has a fleet of 15 vessels, including 2 Panamax drybulk carriers, 1 Handymax drybulk carrier, 1 handysize drybulk carrier, 3 Intermediate container ship, 5 Handysize container ships, 2 Feeder container ships and a multipurpose dry cargo vessel. Euroseas` 4 drybulk carriers have a total cargo capacity of 224,360 dwt, its 10 container ships have a cargo capacity of 17,787 teu and its 1 multipurpose vessel has a cargo capacity of 22,568 dwt or 950 teu.

The Company has also entered into an agreement to acquire an additional Panamax drybulk carrier, to be delivered in March 2009, thereby expanding its total fleet to 16 vessels.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as expects, intends, plans, believes, anticipates, hopes, estimates, and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Visit our website www.euroseas.gr

Company Contact	Investor Relations / Financial Media
Tasos Aslidis Chief Financial Officer Euroseas Ltd. 11 Canterbury Lane, Watchung, NJ 07069 Tel. (908) 301-9091 E-mail: aha@euroseas.gr	Nicolas Bornozis President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, NY 10169 Tel. (212) 661-7566 E-mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  EUROSEAS LTD.

                                  (registrant)

Dated:  February 17, 2009

 By: /s/ Aristides J. Pittas

 ---------------------------------

 Aristides J. Pittas

 President